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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2022
Washington, D.C. 20549	Estimated average
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FORM 12b-25
SEC FILE NUMBER 001-06412
CUSIP NUMBER 381431105

                                                     NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [_]  Form 20-F    [_] Form 11-K  [_] Form 11-K      [_]  Form 10-Q  [_] Form 10-D  [_] Form N-CEN [_] Form N-CSR [_]

For Period Ended:   December 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Goldrich Mining Company Full Name of Registrant
__________________________________________________________ Former Name if Applicable
2525 E. 29th Ave. Ste. 10B-160 Address of Principal Executive Office (Street and Number)
Spokane, WA 99223 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,

     Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on

     Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the

transition report portion thereof, could not be filed within the prescribed time period    (Attach Extra Sheets if

Needed)

The Company is unable to file its annual report on Form 10-K for the period ended December 31, 2020 within the prescribed time period without unreasonable effort or expense.  Management deems it necessary that additional time be taken in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Annual Report.  The Company expects to file its Form 10-K within the 15 calendar day period described in

Part II (b) above.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Ted R. Sharp                                     (208)                       697-1641

                                                                                                                             -

             (Name)                                   (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If answer is no, identify report(s).   [X] Yes   [  ] No ____________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?

      [  ] Yes     [N]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,

    state the reasons why a reasonable estimate of the results cannot be made.

__________________________________________

Goldrich Mining Company

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       /s/ Ted R. Sharp

Date:  March 31, 2021    By:  _________________________________

Ted R. Sharp, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.